UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
FlexShopper, Inc.
(Name of Issuer)
Common Stock,
 $0.001 par value
(Title of Class of Securities)

032904 10 4
(CUSIP Number)

Pacific Investment Management Company LLC
Attention:
650 Newport Center Drive
Newport Beach, California 92660

June 10, 2016
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032904 10 4

1		Name of Reporting Person: Pacific Investment Management Company LLC
2	Check the Appropriate Box if a Member of Group (See Instructions)	(a) ☐ (b) X
3		SEC Use Only:
4		Source of Funds (See Instructions): WC (See Item 3)
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 20,000 shares of Series 2 Convertible Preferred Stock(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 20,000 shares of Series 2 Convertible Preferred Stock(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 20,000 shares of Series 2 Convertible Preferred Stock(1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11): 32.2%(2)
14		Type of Reporting Person (See Instructions): IA, OO

(1) See Item 5 of this Schedule 13D.
(2) Based on 52,104,081 shares of Common Stock (as defined in Item 1 below) outstanding as of March 31, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q (File No. 161-654928) filed with the Securities and Exchange Commission on May 16, 2016. The 20,000 shares of Series 2 Convertible Preferred Stock are, within 60 days, convertible into 24,691,359 shares of Common Stock of the Issuer which, on an as-converted basis, would represent 32.2% of the issued and outstanding capital stock of the Issuer assuming the Issuer has 52,104,081 shares of Common Stock outstanding.

Item 1. Security and Issuer
This Statement on Schedule 13D (this "Schedule 13D") relates to 20,000 shares of Series 2 Convertible Preferred Stock, par value $0.001 per share (the "Preferred Stock") and the underlying Common Stock, par value $0.001 per share (the "Common Stock"), of FlexShopper, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 2700 North Military Trail, Ste. 200, Boca Raton, FL 33431.
Item 2. Identity and Background
This Schedule 13D is filed on behalf of Pacific Investment Management Company LLC, a Delaware limited liability company ("PIMCO").
The address of the principal business office of PIMCO is 650 Newport Center Drive, Newport Beach, California 92660.
B2 FIE V LLC, a Delaware limited liability company ("B2 FIE ") was formed solely for the purpose of investing in the Issuer.  B2 FIE purchased the Preferred Stock from the Issuer and entered into the Investor Rights Agreement (as defined below). PIMCO BRAVO Fund II, L.P. ("Bravo II"), a Delaware limited partnership is the sole member of B2 FIE and operates as a pooled investment fund and invests (among other things) in operating companies. PIMCO GP XII, LLC ("PIMCO GP"), a Delaware limited liability company, is the sole general partner of Bravo II. PIMCO is the sole managing member of PIMCO GP and has the power to make voting and investment decisions regarding the Preferred Stock held by B2 FIE. PIMCO is an indirect subsidiary of Allianz SE, a publicly held company in Germany. The principal business of PIMCO is global investment management services for a wide range of investors.
 Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The source of funds is cash on hand of Bravo II.
Item 4. Purpose of Transaction
The acquisition by PIMCO of the Preferred Stock was for investment purposes.
The Preferred Stock was purchased by B2 FIE for $1,000 per share (the "Stated Value") and accrues dividends on the Stated Value at an annual rate of 10.0%. Each share of Preferred Stock is convertible, at a conversion price of $0.81, into 1,235 shares of Common Stock; provided that the conversion price is subject to reduction pursuant a weighted average anti-dilution provision contained in the Certificate of Designations relating to the Preferred Stock (the "Certificate of Designations"). Beginning 45 days following the first date of issuance of the Preferred Stock (the "Initial Period"), the holders of the Preferred Stock will have the option to convert shares of Preferred Stock into shares of Common Stock and will have the right to vote with holders of Common Stock on an as converted basis. Upon a Liquidation Event or Deemed Liquidation Event (each as defined in the Certificate of Designations), holders of Preferred Stock will be entitled to receive, prior to the preference of the Common Stock and Series 1 Convertible Preferred Stock, out of the assets of the Issuer an amount equal to the greater of (1) Stated Value, plus any accrued and unpaid dividends thereon and (2) the amount per share as would have been payable had all shares of Preferred Stock been converted to Common Stock immediately before the Liquidation Event or Deemed Liquidation Event.
Pursuant to an Investor Rights Agreement (the "Investor Rights Agreement") entered into among B2 FIE and  the Issuer in connection with the acquisition of the Preferred Stock, so long as B2 FIE and its affiliate transferees' ownership percentage of the Issuer's outstanding Common Stock determined on a fully-diluted basis taking into account the conversion of all outstanding shares of Series 1 Convertible Preferred Stock and the Preferred Stock ("Ownership Percentage") (without giving effect to the Initial Period) exceeds 22%, B2 FIE shall have the right to nominate two directors to the Issuer's Board of Directors and, so long as B2 FIE and its affiliate transferees' Ownership Percentage (without giving effect to the Initial Period) exceeds 10%, B2 FIE shall have the right to nominate one director to the Issuer's Board of Directors. In addition, so long as B2 FIE and its affiliate transferees' Ownership Percentage exceeds 20%, B2 FIE must approve any change of control transaction involving the Issuer at a valuation per share of Preferred Stock below $1,000  and any increase in the size of the Board of Directors beyond nine directors. The Investor Rights Agreement also grants B2 FIE customary registration rights, piggyback registration rights and a right of first offer on certain equity issuances by the Issuer.
Except as described in the preceding paragraph with respect to the Investor Rights Agreement, the Reporting Person has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, the Reporting Person may, in their sole discretion, purchase additional shares of Common Stock, or other securities convertible into or exchangeable for shares of Common Stock, or dispose of shares of Common Stock or Preferred Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.
Item 5. Interest in Securities of the Issuer
The information set forth or incorporated in Item 2, Item 3 and Item 4 is incorporated herein by this reference.  The summaries of the Certificate of Designations and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of the Certificate of Designations and the Investor Rights Agreement attached hereto as Exhibit 1 and Exhibit 2, respectively.
(a)-(b) The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Common Stock beneficially owned by the Reporting Person.  The Reporting Person has power to vote or direct the vote, and power to dispose or direct the disposition of, the shares.
Reporting Person	Amount beneficially owned	Percent of class(1)
PIMCO	20,000 shares of Series 2 Convertible Preferred Stock	32.2%
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(1) Based on 52,104,081 shares of Common Stock (as defined in Item 1 below) outstanding as of March 31, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q (File No. 161-654928) filed with the Securities and Exchange Commission on May 16, 2016. The 20,000 shares of Series 2 Convertible Preferred Stock are, within 60 days, convertible into 24,691,359 shares of Common Stock of the Issuer which, on an as-converted basis, would represent 32.2% of the issued and outstanding capital stock of the Issuer assuming the Issuer has 52,104,081 shares of Common Stock outstanding.
The securities reported in this Schedule 13D are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser, as described in Item 2.  When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.  Accordingly, PIMCO reports on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act.
In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13D reports the securities beneficially owned or deemed to be beneficially owned by PIMCO.  It does not include securities, if any, beneficially owned by PIMCO's affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release.  PIMCO also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.
(c) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A hereto, has engaged in any transaction during the past 60 days involving any Preferred Stock.
(d) Other than the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Preferred Stock.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The responses set forth in Items 4 and 5 are incorporated by reference in their entirety. Except as otherwise described in this statement, there are no contracts, arrangements, understandings or relationships between any Reporting Person and any other person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
1.
Exhibit 1 - Certificate of Designations for Series 2 Convertible Preferred Stock, dated as of June 10, 2016. (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2016)

2.
Exhibit 2 - Investor Rights Agreement, dated as of June 10, 2016  (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2016)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 21, 2016

Pacific Investment Management Company LLC

By:	/s/ Harin de Silva Name: Harin de Silva Title: Executive Vice President

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below.  Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.
EXECTUVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF PACIFIC INVESTMENT MANAGEMENT COMPANY
Name and Business Address	Present Principal Occupation	Citizenship
Andrew Balls	Managing Director – Executive Committee, Chief Investment Officer (Global)	United States
Jennifer Bridwell	Managing Director – Executive Committee	United States
Douglas Hodge	Managing Director – Executive Committee and Chief Executive Officer	United States
Daniel Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States
Lew Jacobs IV	Managing Director – Executive Committee and President	United States
Mark Kiesel	Managing Director, Chief Investment Officer (Global Credit)	United States
Kimberley Korinke	Managing Director – Executive Committee	United States
Scott Mather	Managing Director, Chief Investment Officer (U.S. Core Strategies)	United States
Thomas Otterbein	Managing Director – Executive Committee	United States
Marc Seidner	Managing Director, Chief Investment Officer (Non-Traditional Strategies)	United States
Mihir Worah	Managing Director – Executive Committee, Chief Investment Officer (Real Return and Asset Allocation)	United States